ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 28, 2010

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-1090

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)

Ladies and Gentlemen:

On behalf of Allianz Funds Multi-Strategy Trust (the “Trust”), we are today filing, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 16 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

In addition to Part C, the Amendment includes the following documents:

1.	Prospectus for Class A and Class C shares of Allianz AGIC Focused Opportunity Fund and Allianz RCM Redwood Fund.

2.	Prospectus for Class P and Class D shares of three series of the Trust.

3.	The Statement of Additional Information of the Trust.

This post-effective amendment is being filed to register Class A shares of the Allianz AGIC Focused Opportunity Fund, Class A, Class C, Class D and Class P shares of Allianz RCM Redwood Fund, and Class P shares of the Allianz AGIC Micro Cap Fund and Allianz AGIC Ultra Micro Cap Fund.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 617-235-4636) or to George B. Raine (at 617-951-7556) of this firm.

Regards,

/s/ Jessica L. Reece
Jessica L. Reece, Esq.

cc:	E. Blake Moore, Jr.
William Healey, Esq.
Brian Shlissel
Thomas J. Fuccillo, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.
Christopher J. Perriello, Esq.
Johnathan C. Mathiesen, Esq.